Adjusted EBITDA reached $85.8 million in 1Q26 driven by first quarter crushing record & full ethanol mix. The Fertilizers segment adds earnings momentum and future upside supported by higher urea prices.

1Q26 Earning Release Conference Call

English Conference Call	Luxembourg, May 11, 2026 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the first quarter ended March 31, 2026. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non-IFRS measures. Please refer to page 10 for a definition and reconciliation to IFRS of the Non-IFRS measures used in this earnings release.
May 12, 2026
9 a.m. (US EST)
10 a.m. (Buenos Aires/Sao Paulo time)
3 p.m. (Luxembourg)
	Consolidated Financial Performance - Highlights				Pro forma
Zoom ID: 860 2912 1718	$ thousands	1Q26	1Q25	Chg %	1Q25(1)	Chg %
Passcode: 650331	Gross Sales(2)	393,503	323,656	21.6%	389,399	1.1%
	Adjusted EBITDA(3)	85,803	35,946	138.7%	48,057	78.5%
Investor Relations	Adjusted EBITDA Margin(3)	22.3%	11.3%	96.8%	12.6%	77.8%
Emilio Gnecco	Adjusted Net Income(3)	(34,425)	(13,479)	n.a	(4,439)	n.a
CFO	Adjusted Net Income per Share	(0.24)	(0.13)	n.a	(0.04)	n.a
Victoria Cabello	Net Debt(3)	1,627,673	679,479	139.5%	n.m.	n.m.
IR Officer

	Breakdown by Operating Segment - Adjusted EBITDA				Pro forma
	$ thousands	1Q26	1Q25	Chg %	1Q25(1)	Chg %
	Sugar, Ethanol & Energy	40,602	29,851	36.0%	29,851	36.0%
	Fertilizers	52,547	—	n.m.	12,111	333.9%
Email	Food & Agriculture(4)	1,352	16,647	(91.9)%	16,647	(91.9)%
ir@adecoagro.com	Corporate Expenses	(8,698)	(10,552)(*)	n.a	(10,552)(*)	n.a
	Total Adjusted EBITDA	85,803	35,946	138.7%	48,057	78.5%
	(*) Includes $3.5 million of one-off expenses from Tether's tender offer for our common shares. Excluding this, Corporate Expenses were $7.1 million
Website:
www.adecoagro.com
•Strong year-over-year performance in our Fertilizers operations on higher production and prices. First-quarter crushing record in our Sugar, Ethanol & Energy operations and almost 100% ethanol mix.
•Higher urea, ethanol and energy prices more than offset the decline in prices across the rest of our product portfolio, including sugar, peanut and rice.
•On a pro forma basis, Net Debt/LTM Adj. EBITDA stood at 3.2x, reflecting the full payment of the purchase price for our acquisition of Profertil, and working capital seasonality. Going forward, we intend to continue reducing our leverage ratio driven by higher expected Adjusted EBITDA generation, mainly from our Fertilizers operations.

(1) On a pro forma basis to give effect to our acquisition of Profertil on December 18, 2025, as if such event had occurred on January 1, 2025. The unaudited pro forma consolidated financial information contained in this release is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of Profertil and Adecoagro, and certain adjustments and assumptions have been made regarding the business combination under IFRS. The assumptions used in preparing the unaudited pro forma consolidated financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations.
(2) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(3) Please see “Reconciliation of Non-IFRS measures” starting on page 10.
	(4) Our former Farming activities are now presented as the Food and Agriculture segment. The Food and Agriculture segment reflects the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. Comparative information will be recast to conform to the current presentation.

Business Segment Redefinition
◦As stated in our 2025 year-end Earnings Release, the Company reassessed and updated the Group’s internal organizational structure following the acquisition of Profertil S.A. Effective January 1, 2026, the Company operates three reportable segments: the Sugar, Ethanol and Energy segment, the Fertilizers segment (which captures Profertil's results), and the Food & Agriculture segment. The latter includes the agricultural and related food activities that were previously managed and presented through separate verticals, including Crops, Rice and Dairy. These activities are now managed as one integrated value chain and evaluated based on overall segment operating performance. Comparative information will be recast to conform to the current presentation.
Sugar, Ethanol & Energy segment (SE&E)
Performance Highlights
◦Adjusted EBITDA amounted to $40.6 million in 1Q26, 36.0% higher year-over-year.
▪(+) First-quarter crushing record of 2.2 million tons (49.1% increase versus 1Q25). Strong recovery in productivity leading to 79.5% higher TRS per hectare year-over-year.
▪(+) Full ethanol maximization (96% mix) to capture greater margins compared to sugar.
▪(-) Lower net sales on lower selling volumes and prices of sugar, partially offset by higher ethanol prices.
▪(-) Despite greater crushing, our cost of production stood at 12.9 cts/lb (versus 11.1 cts/lb in 1Q25) driven by (i) the appreciation of the Brazilian Real; (ii) the anticipation of certain agricultural expenses that are typically concentrated later in the year; and (iii) lower cost dilution given lower TRS content per ton of cane crushed.
Outlook
◦(+) Crushing pace remains on track to meet our full-year crushing target. Assuming normal weather, we foresee low-double-digit growth in 2026's crushing volume versus 2025.
◦(+/-) As of this date, we have 65% of our sugar production hedged at an average price of 15.7 cts/lb.
Fertilizers segment
Performance Highlights
◦Adjusted EBITDA amounted to $52.5 million in 1Q26. On a pro forma basis, this represents a 4.3x increase versus 1Q25, assuming that the Profertil acquisition occurred on January 1, 2025.
▪(+) Higher urea production (9.6% increase versus 1Q25) because of a higher number of operational days.
▪(+) Sales up by 67.8% year-over-year on higher prices (urea average selling price of $517/ton versus $444/ton in 1Q25) and volumes sold (+69.5 thousand tons year-over-year).

▪(+) Lower cost of production driven by (i) higher cost dilution due to the increase in production; coupled with (ii) lower gas costs as we conducted spot purchases to benefit from a more competitive price.
Outlook
◦(+) Since the start of the conflict in the Middle East on February 28, 2026, international urea prices have increased by ∼55%. CFR Brazil is currently trading at ∼$725/ton on average.
◦(+) We capture the upside in prices progressively as sales are executed. Given that most of our cost base—primarily natural gas—remains fixed, incremental revenues flow through EBITDA, driving margin expansion. As a result, we expect stronger-than-anticipated Adjusted EBITDA in 2026, with performance exceeding prior years.
Food & Agriculture segment (F&A)
Performance Highlights
◦Adjusted EBITDA reached $1.4 million in 1Q26 compared to $16.6 million in 1Q25.
▪(-) Lower commodity prices (between 4% and 46% depending on the product).
▪(-) Higher costs in U.S. dollar terms, mostly related to carry-over stocks from the previous campaign.
▪(+/-) Harvesting activities are in progress (55% completed). Higher volumes of milk processed at our industrial facilities.
Outlook
◦(+) We foresee grains productivity to be in line with historical average, whereas we expect an increase in processed milk volume, as we launch new products under our retail brands. Margins should improve throughout the year as we harvest the new crop and conduct its sale.

Capital Allocation & Uses of Cash
Capital Expenditures

				Pro forma
$ thousands	1Q26	1Q25	Chg %	1Q25(1)	Chg %
Maintenance	51,467	54,474	(5.5)%	63,250	(18.6)%
Expansion	433,578	30,128	n.m	30,128	n.m
Total	485,045	84,602	473.3%	93,377	419.4%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.
Maintenance capex amounted to $51.5 million during 1Q26, marking a 5.5% decline compared to the same period of last year and 18.6% lower on a pro forma basis. Investments on this front were mainly related to the renewal of our agricultural and industrial machinery in our Sugar, Ethanol & Energy operations, as well as the renewal planting of 5,862 hectares of sugarcane.
Expansion capex totaled $433.6 million during the quarter, of which $396.3 million was related to the remaining payment for the acquisition of the 90% stake in Profertil.
Indebtedness

NET DEBT BREAKDOWN
$ thousands	1Q26	4Q25	Chg %	1Q25	Chg %
Short-Term Debt	341,331	213,088	60.2%	232,868	46.6%
Long-Term Debt	1,515,727	1,379,921	9.8%	685,581	121.1%
Gross Debt	1,857,058	1,593,009	16.6%	918,449	102.2%
Cash & Equivalents	172,381	383,150	(55.0)%	179,530	(4.0)%
Short-Term Investments	57,004	89,826	(36.5)%	59,440	(4.1)%
Net Debt	1,627,673	1,120,033	45.3%	679,479	139.5%
As of March 31, 2026, Adecoagro's net debt totaled $1.6 billion, marking a 45.3% quarter-over-quarter increase. This was mainly driven by the ~$400 million balance payment related to Profertil's acquisition, as well as by the typical seasonality of our operations, which reflects the higher working capital requirements associated with planting and harvesting activities in our Food & Agriculture segment during the first half of the year.
On a pro forma basis, assuming the acquisition of Profertil had occurred on January 1, 2025, our Net Debt/EBITDA ratio stood at 3.2x, compared to 3.3x in 4Q25. Going forward, we intend to continue reducing our leverage ratio through higher expected Adjusted EBITDA generation, mainly from our Fertilizers operations.
2025 Shareholder Distribution
On April 15, 2026, our Annual General Meeting approved a total annual cash dividend of $35 million. The first installment of $17.5 million (∼$0.1213 per share) will be paid on May 19, 2026 to shareholders of the Company of record on May 4. The second installment shall be payable in November 2026 in an equal cash amount.

Sugar, Ethanol & Energy

PRODUCTION DATA	Metric	1Q26	1Q25	Chg %
Sugarcane Milled	tons	2,219,576	1,488,929	49.1%
Yield	tons/hectare	105	53	97.1%
TRS Content	kilogram/ton	99	109	(9.0)%
Harvested Area	Hectares	20,451	27,782	(26.4)%

TRS Equivalent Produced	tons	238,646	170,886	39.7%
Sugar / Ethanol Mix	%	4% - 96%	42% - 58%	(90.7)% - 66.3%
Sugar	tons	6,809	63,644	(89.3)%
Ethanol(1)	cubic meters	137,195	61,060	124.7%
Energy Exported	MWh	120,010	56,248	113.4%

PRODUCTION COSTS(2)	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	1Q26	1Q25	Chg %	1Q26	1Q25	Chg %
Agricultural Costs	71,525	51,262	39.5%	15.4	15.0	2.8%
Industrial Costs	17,549	7,741	126.7%	3.8	2.3	67.0%
Total Production Costs	89,074	59,003	51.0%	19.2	17.3	11.2%
Depreciation & Amortization PP&E	(29,281)	(21,089)	38.8%	(6.3)	(6.2)	2.3%
Total Production Costs (excl D&A)	59,793	37,914	57.7%	12.9	11.1	16.2%
(1) Does not include 8,444 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 1Q25. (2)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 1Q26, crushing volumes totaled 2.2 million tons, up 49.1% year-over-year and setting a new first-quarter record. As explained in our prior earnings release, above-average rainfall in 4Q25 enabled the recovery of sugarcane productivity, while the cane left unharvested was collected during the first quarter under our continuous harvest model—one of our key competitive advantages. As a result, average yields increased to 105 tons per hectare, compared to 53 tons per hectare in 1Q25 (which reflected cane from the 5th cut and above). Conversely, TRS content declined 9.0% year-over-year. This strong TRS per hectare performance allowed us to achieve strong crushing volumes while entering into a smaller area.
During the quarter, ethanol prices traded at a premium to sugar in Mato Grosso do Sul (32% for hydrous and 50% for anhydrous ethanol). Thus, we maximized ethanol production, reaching a 96% mix, reflecting the high operational flexibility of our industrial assets, even as we carried out maintenance work. Within our ethanol production, 84% was hydrous ethanol due to the strong demand for this type of fuel.
Exported energy totaled 120.0 thousand MWh, 113.4% higher than in 1Q25. This increase was explained by higher crushing volumes, together with the use of our stored bagasse to produce energy to comply with our contracts and benefit from higher spot prices.
Our production costs excluding depreciation and amortization totaled 12.9 cts/lb, 16.2% higher year-over-year. This was mostly driven by (i) the appreciation of the Brazilian Real versus 1Q25; (ii) the anticipation of certain agricultural expenses that are typically concentrated later in the year; (iii) the aforementioned decline in TRS content, which negatively impacted our capacity to dilute both our fixed and variable costs throughout the period; and (iv) higher sourcing of third-party cane (+51 thousand tons versus 1Q25).

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	1Q26	1Q25	Chg %	1Q26	1Q25	Chg %	1Q26	1Q25	Chg %
Sugar (tons)	13,748	36,064	(61.9)%	40,193	77,004	(47.8)%	342	468	(27.0)%
Ethanol (cubic meters)	87,657	74,909	17.0%	160,550	161,609	(0.7)%	546	464	17.8%
Energy (Mwh) (2)	6,135	2,227	175.5%	142,115	73,744	92.7%	43	30	42.9%
Others (3)	4,117	5,673	(27.4)%
Total Net Sales(1)	111,657	118,873	(6.1)%

HIGHLIGHTS - $ thousand	1Q26	1Q25	Chg %
Net Sales (1)	111,657	118,873	(6.1)%
Adjusted EBITDA	40,602	29,851	36.0%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.(2) Includes commercialization of energy from third parties; (3) Includes the commercialization of (i) CBios; (ii) the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis, and (iii) diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Net sales reached $111.7 million in 1Q26, down 6.1% year-over-year. While ethanol and energy revenues increased during the quarter, this was more than offset by lower sugar sales, reflecting both weaker global prices and lower volumes sold.
As previously explained, the decline in sugar sales was primarily driven by our strategy to maximize ethanol production throughout the quarter given its better margin (versus a higher sugar mix during 1Q25), coupled with the decline in global sugar prices.
In the case of ethanol, we sold our carry-over inventories and daily production to profit from the peak in prices. During the quarter, domestic demand remained strong while supply was limited, allowing us to capture 17.8% higher prices. On the other hand, volumes sold were in line with 1Q25, when we cleared out our tanks as prices started to recover.
Higher energy sales were driven by a combination of higher volumes and higher prices. The increase in volume was explained by higher crushing and the use of stored bagasse to generate additional energy. On pricing, we benefited from spot sales at attractive prices, also favored by the appreciation of the Brazilian real.
Overall, Adjusted EBITDA amounted to $40.6 million during 1Q26, 36.0% higher than the same period of last year. This was driven by higher crushing volumes and ethanol prices, together with lower unitary COGS reflecting higher capacity utilization versus the prior year, resulting in stronger sales margins. In turn, these gains were partially offset by (i) year-over-year losses in the mark-to-market of our commodity hedge position; (ii) lower year-over-year gains presented in the mark-to-market of our biological assets; and (iii) higher selling expenses on higher taxes associated with greater ethanol sales.

Fertilizers

HIGHLIGHTS					Pro forma
	metric	1Q26	1Q25	Chg %	1Q25(1)	Chg %
Total Sales	$ thousands	110,302	—	n.a.	65,743	67.8%
Sales of Urea	thousand tons	174	—	n.a.	116	50.4%
	$ per ton	516	—	n.a.	444	16.2%
	$ thousands	89,937	—	n.a.	51,474	74.7%
Other Sales	$ thousands	20,365	—	n.a.	14,269	42.7%
Adjusted EBITDA	$ thousands	52,547	—	n.a.	12,111	333.9%

Production Data
Urea Production	thousand tons	278	—	n.a.	254	9.6%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

For comparison, we provide pro forma 1Q25 operational and financial figures for our Fertilizers operations.
During 1Q26, urea production amounted to 277.8 thousand tons, marking a 9.6% year-over-year increase. This growth was mainly driven by a higher number of operational days compared to 1Q25, during which a one-off event halted operations for 19 days. The disruption was caused by a major flood in the city of Bahia Blanca—where our fertilizer plant is located—which affected the gas transportation to the plant. During 1Q26 the fertilizer plant experienced 10 days of downtime as we ramped up operations following the major maintenance turnaround completed in 4Q25. As of the date of this report, the plant is operating non-stop at full capacity.
In terms of sales, the 67.8% year-over-year increase was driven by a combination of higher prices and volumes sold. Our average selling price stood at $516/ton, 16.2% higher compared to the same period of last year, mainly reflecting stronger international urea prices. Following the escalation of the conflict in the Middle East —a region that accounts for approximately 30% of global urea trade—prices began rising sharply in early March, with only partial impact captured in 1Q26 results.
As a result, Adjusted EBITDA totaled $52.5 million during 1Q26 compared to $12.1 million presented in the same period of last year. In addition to the year-over-year increase in sales, results benefited from greater cost dilution due to the aforementioned increase in production; together with an efficient gas sourcing conducted throughout the period.

Food & Agriculture

HIGHLIGHTS (1)	metric	1Q26	1Q25	Chg %
Sales	$ thousands	162,420	198,069	(18.0)%
Adjusted EBITDA	$ thousands	1,352	16,647	(91.9)%
(1) Financial & Operational data available in our Results Spreadsheet on Adecoagro's IR website.
From an operational standpoint, we are currently undergoing harvesting activities, which we expect to conclude during 2Q26. As of this date, 55% of the 239 thousand planted hectares has already been harvested and produced over 803 thousand tons of agricultural products. Despite an uneven distribution of rain throughout the grains development cycle across different regions, we foresee yields to be in line with the historical average. In the case of our rice production, our average yield of 8.7 tons per hectare (expressed as long grain rice) reflects a higher mix of varieties within our planted area, aimed at reducing our exposure to long grain white rice prices. In addition, during the quarter we processed 92.2 million liters of milk, 49% of which was sourced from our free-stalls.
Total sales amounted to $162.4 million during 1Q26, 18.0% lower than the same period of last year. Despite presenting selling volumes in line with 1Q25, these were more than offset by lower prices across most of our products, particularly peanut (down 45.8% year-over-year), rice (down 23.4%) and cheese (down 20.1%).
Consequently, Adjusted EBITDA reached $1.4 million during the quarter compared to $16.6 million in 1Q25. In addition to the decline in revenues, results were negatively impacted by higher costs in U.S. dollar terms.

SALES BREAKDOWN	$ thousands			Units(1)			($/unit)
	1Q26	1Q25	Chg %	1Q26	1Q25	Chg %	1Q26	1Q25	Chg %
Soybean	2,037	1,761	15.7%	5,784	6,515	(11.2)%	352	270	30.3%
Corn(2)	11,807	7,545	56.5%	64,698	39,794	62.6%	182	190	(3.7)%
Peanut	11,896	21,041	(43.5)%	12,582	12,053	4.4%	945	1,746	(45.8)%
White Rice	39,895	68,859	(42.1)%	80,564	106,550	(24.4)%	495	646	(23.4)%
UHT Milk	29,485	30,349	(2.8)%	44,493,777	37,253,875	19.4%	0.66	0.81	(18.7)%
Powdered Milk	13,032	12,465	4.5%	3,665	3,236	13.3%	3,556	3,852	(7.7)%
Cheese	9,142	10,378	(11.9)%	2,267	2,056	10.3%	4,032	5,049	(20.1)%
Others (3)	45,126	45,671	(1.2)%
Total Net Sales	162,420	198,069	(18.0)%
(1) All products are expressed in tons except for UHT milk which unit of measure is liters. (2) Includes sorghum. (3) Includes wheat, sunflower, cotton, other dairy products, rice snacks and by-products, among other sales.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry.
These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 12.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments. This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.
Adjusted Net Income
We define Adjusted Net Income as (i) profit/(loss) of the period/year before net gain/(losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME				Pro forma(1)
$ thousands	1Q26	1Q25	Chg %	1Q25	Chg %
Profit for the period	43,812	18,707	134.2%	22,387	95.7%
Foreign exchange losses/(gains), net	(88,570)	(33,226)	n.a	(27,866)	n.a
Inflation accounting effects	6,674	(410)	n.a	(410)	n.a
Net results from Fair Value adjustment of Investment Property	3,659	1,450	152.3%	1,450	152.3%
Adjusted Net Income	(34,425)	(13,479)	n.a	(4,439)	n.a

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	1Q26					1Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	120,781	110,302	162,420	—	393,503	125,587	—	198,069	—	323,656
Cost of goods sold and services rendered	(86,049)	(59,127)	(150,828)	—	(296,004)	(107,183)	—	(167,660)	—	(274,843)
Initial recog. and changes in FV of BA and agricultural produce	2,856	—	20,474	—	23,330	7,577	—	16,062	—	23,639
Gain from changes in NRV of agricultural produce after harvest	(90)	—	(3,009)	—	(3,099)	(179)	—	1,405	—	1,226
Margin on Manufacturing and Agricultural Act. Before Opex	37,498	51,175	29,057	—	117,730	25,802	—	47,876	—	73,678
General and administrative expenses	(6,886)	(5,411)	(13,461)	(8,998)	(34,756)	(6,820)	—	(14,718)	(10,434)	(31,972)
Selling expenses	(15,053)	(12,057)	(24,671)	(38)	(51,819)	(11,816)	—	(24,826)	(192)	(36,834)
Other operating income, net	(4,238)	389	(3,088)	(48)	(6,985)	1,596	—	(2,239)	(366)	(1,009)
Profit from Operations Before Financing and Taxation	11,321	34,096	(12,163)	(9,084)	24,170	8,762	—	6,093	(10,992)	3,863
Net results from Fair value adjustment of Investment property	—	—	3,469	—	3,469	—	—	1,443	—	1,443
Adjusted EBIT	11,321	34,096	(8,694)	(9,084)	27,639	8,762	—	7,536	(10,992)	5,306
(-) Depreciation and Amortization	29,281	18,451	10,046	386	58,164	21,089	—	9,111	440	30,640
Adjusted EBITDA	40,602	52,547	1,352	(8,698)	85,803	29,851	—	16,647	(10,552)	35,946
Reconciliation to Profit/(Loss)
Adjusted EBITDA					85,803					35,946
(+) Depreciation and Amortization					(58,164)					(30,640)
(+) Financial result, net					49,288					11,836
(+) Net results from Fair value adjustment of Investment property					(3,469)					(1,443)
(+) Income Tax (Charge)/Benefit					(28,066)					3,233
(+) Translation Effect (IAS 21)					(1,580)					(225)
Profit/(Loss) for the Period					43,812					18,707

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1, 2025.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	1Q26					1Q25
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Food & Agriculture	Corp Exp	Total
Sales of goods and services rendered	120,781	110,302	162,420	—	393,503	125,587	65,743	198,069	—	389,399
Cost of goods sold and services rendered	(86,049)	(59,127)	(150,828)	—	(296,004)	(107,183)	(42,928)	(167,660)	—	(317,771)
Initial recog. and changes in FV of BA and agricultural produce	2,856	—	20,474	—	23,330	7,577	—	16,062	—	23,639
Gain from changes in NRV of agricultural produce after harvest	(90)	—	(3,009)	—	(3,099)	(179)	—	1,405	—	1,226
Margin on Manufacturing and Agricultural Act. Before Opex	37,498	51,175	29,057	—	117,730	25,802	22,815	47,876	—	96,493
General and administrative expenses	(6,886)	(5,411)	(13,461)	(8,998)	(34,756)	(6,820)	(8,430)	(14,718)	(10,434)	(40,402)
Selling expenses	(15,053)	(12,057)	(24,671)	(38)	(51,819)	(11,816)	(10,947)	(24,826)	(192)	(47,781)
Other operating income, net	(4,238)	389	(3,088)	(48)	(6,985)	1,596	198	(2,239)	(366)	(811)
Profit from Operations Before Financing and Taxation	11,321	34,096	(12,163)	(9,084)	24,170	8,762	3,636	6,093	(10,992)	7,499
Net results from Fair value adjustment of Investment property	—	—	3,469	—	3,469	—	—	1,443	—	1,443
Adjusted EBIT	11,321	34,096	(8,694)	(9,084)	27,639	8,762	3,636	7,536	(10,992)	8,942
(-) Depreciation and Amortization	29,281	18,451	10,046	386	58,164	21,089	8,475	9,111	440	39,115
Adjusted EBITDA	40,602	52,547	1,352	(8,698)	85,803	29,851	12,111	16,647	(10,552)	48,057
Reconciliation to Profit/(Loss)
Adjusted EBITDA					85,803					48,057
(+) Depreciation and Amortization					(58,164)					(39,115)
(+) Financial result, net					49,288					10,409
(+) Net results from Fair value adjustment of Investment property					(3,469)					(1,443)
(+) Income Tax (Charge)/Benefit					(28,066)					4,704
(+) Translation Effect (IAS 21)					(1,580)					(225)
Profit/(Loss) for the Period					43,812					22,387

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	3M26	3M25	Chg %
Revenue	398,680	325,506	22.5%
Cost of revenue	(300,878)	(276,236)	8.9%
Initial recognition and Changes in fair value of biological assets and agricultural produce	23,903	23,562	1.4%
Changes in net realizable value of agricultural produce after harvest	(3,138)	1,223	(356.6)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	118,567	74,055	60.1%
General and administrative expenses	(35,825)	(32,281)	11.0%
Selling expenses	(52,978)	(37,146)	42.6%
Other operating income, net	(7,174)	(990)	624.6%
Profit from operations	22,590	3,638	520.9%
Finance income	102,180	36,400	180.7%
Finance costs	(46,218)	(24,974)	85.1%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(6,674)	410	(1,727.8)%
Financial results, net	49,288	11,836	316.4%
Profit / (loss) before income tax	71,878	15,474	364.5%
Income tax	(28,066)	3,233	(968.1)%
Profit for the period	43,812	18,707	134.2%

Statement of Cashflows
$ thousands	3M26	3M25	Chg %
Cash flows from operating activities:
Profit from operations	43,812	18,707	134.2%
Adjustments for:
Income tax (benefit) / expense	28,066	(3,233)	(968.1)%
Depreciation	57,637	30,163	91.1%
Amortization	1,169	623	87.6%
Depreciation of right of use assets	14,089	15,811	(10.9)%
Loss / (gain) from disposal of other property items	(921)	50	(1,942.0)%
Equity settled shared-based compensation granted	1,872	1,512	23.8%
Loss / (gain) from derivative financial instruments and forwards	7,113	2,209	222.0%
Interest and other expense , net	28,321	22,831	24.0%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(5,242)	(13,385)	(60.8)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,521	1,875	(18.9)%
Provision and allowances	(229)	22	(1,140.9)%
Net gain from fair value adjustment of Investment property	3,659	1,450	152.3%
Tax credit recognized	(3,701)	(4,595)	(19.5)%
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	6,674	(410)	(1,727.8)%
Foreign exchange gains, net	(88,570)	(33,226)	166.6%
Subtotal	95,270	40,404	135.8%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(11,658)	(119,563)	(90.2)%
Increase in inventories	(43,844)	(14,460)	203.2%
Decrease in biological assets	57,405	72,785	(21.1)%
Decrease in other assets	159	133	19.5%
Increase in derivative financial instruments	(2,321)	(4,494)	(48.4)%
(Decrease) / increase in trade and other payables	(95,160)	4,489	(2,219.8)%
(Decrease) / increase in payroll and social security liabilities	(1,342)	1,581	(184.9)%
(Decrease) / increase in provisions for other liabilities	(835)	225	(471.1)%
Cash generated in operations	(2,326)	(18,900)	(87.7)%
Income taxes paid	(255)	(170)	50.0%
Net cash generated from operating activities (a)	(2,581)	(19,070)	(86.5)%

Statement of Cashflows
$ thousands	3M26	3M25	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	(396,282)	—	n . a
Purchases of property, plant and equipment	(86,753)	(84,323)	2.9%
Purchase of cattle and non current biological assets planting cost	(4)	(141)	(97.2)%
Purchases of intangible assets	(569)	(309)	84.1%
Interest received	8,577	1,814	372.8%
Proceeds from sale of property, plant and equipment	389	208	87.0%
Acquisition of short term	(340,495)	(44,244)	669.6%
Dispositions of short term investment	389,084	28,097	1284.8%
Net cash used in investing activities (b)	(426,053)	(98,898)	330.8%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	312	—	n . a
Interest paid (c)	(41,628)	(15,684)	165.4%
Proceeds from long-term borrowings	230,707	12,522	1742.4%
Payment of long-term borrowings	(19,815)	(21,433)	(7.5)%
Proceeds from short-term borrowings	137,162	142,034	(3.4)%
Payment of short-term borrowings	(69,479)	(8,733)	695.6%
Payment of derivatives financial instruments	(215)	(78)	175.6%
Lease Payments	(20,463)	(19,881)	2.9%
Purchase of own shares	—	(10,210)	(100.0)%
Net cash used in financing activities (d)	216,581	78,537	175.8%
Net increase / (decrease) in cash and cash equivalents	(212,053)	(39,431)	437.8%
Cash and cash equivalents at beginning of year	383,150	211,244	81.4%
Exchange gains on cash and cash equivalents (e)	1,434	7,717	(81.4)%
Cash and cash equivalents at end of year	172,531	179,530	(3.9)%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		3M26	3M25
Operating activities	(a)	(24,376)	(17,342)
Acquisition of short term investment	(b)	8,040	(551)
Investing activities	(c)	9,912	15,155
Interest paid	(d)	(90)	1,233
Financing activities	(e)	18,892	2,820
Exchange rate changes and inflation on cash and cash equivalents	(f)	(4,428)	(633)

Statement of Financial position
$ thousands	3M26	12M25	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	3,108,385	3,010,351	3.3%
Right of use assets	385,520	388,993	(0.9)%
Investment property	24,037	24,037	—%
Intangible assets, net	257,789	253,875	1.5%
Biological assets	46,491	40,488	14.8%
Deferred income tax assets	24,783	23,722	4.5%
Trade and other receivables, net	89,980	82,889	8.6%
Derivative financial instruments	3,070	1,888	62.6%
Other Assets	3,690	3,459	6.7%
Total Non-Current Assets	3,943,745	3,829,702	3.0%
Current Assets
Biological assets	250,360	274,256	(8.7)%
Inventories	379,234	306,271	23.8%
Trade and other receivables, net	382,595	364,350	5.0%
Derivative financial instruments	53	1,243	(95.7)%
Short-term investment	57,004	89,826	(36.5)%
Cash and cash equivalents	172,531	383,150	(55.0)%
Total Current Assets	1,241,777	1,419,096	(12.5)%
TOTAL ASSETS	5,185,522	5,248,798	(1.2)%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	221,808	221,808	—%
Share premium	876,453	876,091	—%
Cumulative translation adjustment	(342,095)	(426,225)	(19.7)%
Equity-settled compensation	12,551	11,358	10.5%
Other reserves	150,759	153,237	(1.6)%
Treasury shares	(5,396)	(7,940)	(32.0)%
Revaluation surplus	250,361	275,709	(9.2)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	549,869	509,730	7.9%
Equity attributable to equity holders of the parent	1,755,884	1,655,342	6.1%
Non controlling interest	141,433	136,949	3.3%
TOTAL SHAREHOLDERS EQUITY	1,897,317	1,792,291	5.9%
LIABILITIES
Non-Current Liabilities
Trade and other payables	620	700	(11.4)%
Borrowings	1,515,727	1,379,921	9.8%
Lease liabilities	289,820	296,643	(2.3)%
Deferred income tax liabilities	742,317	728,634	1.9%
Payrroll and Social liabilities	631	567	11.3%
Derivatives financial instruments	2,075	1,271	63.3%
Provisions for other liabilities	21,651	22,269	(2.8)%
Total Non-Current Liabilities	2,572,841	2,430,005	5.9%
Current Liabilities
Trade and other payables	213,007	673,160	(68.4)%
Current income tax liabilities	51,558	31,921	61.5%
Payrroll and Social liabilities	38,917	38,782	0.3%
Borrowings	341,331	213,088	60.2%
Lease liabilities	59,090	59,959	(1.4)%
Derivative financial instruments	5,812	4,123	41.0%
Provisions for other liabilities	5,649	5,469	3.3%
Total Current Liabilities	715,364	1,026,502	(30.3)%
TOTAL LIABILITIES	3,288,205	3,456,507	(4.9)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	5,185,522	5,248,798	(1.2)%